AMERUS GROUP CO.

EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIOS

RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands, except ratio data)

	2004	2003	2002	2001	2000

Earnings
Pre-tax income from continuing operations	$228,294	$239,238	$89,157	$119,377	$115,737
Less: Minority interest	—	—	—	—	21,677
Less: Income (loss) from equity investees	8,105	12,563	(3,993)	5,072	3,481
Add: Distributed income from equity investees	564	1,521	2,591	7,730	4,449

	220,753	228,196	95,741	122,035	95,028
Fixed charges	556,985	570,646	492,093	371,667	344,363

Total Earnings	$777,738	$798,842	$587,834	$493,702	$439,391

Fixed Charges
Interest credited to policy owners	$523,231	$538,622	$464,022	$341,575	$312,008
Interest expense on debt	32,120	30,154	25,487	26,011	29,723
Amortization of debt issuance costs	928	1,137	985	3,155	1,833
Estimate of interest within rental expense	706	733	1,599	926	799

Total Combined Fixed Charges	$556,985	$570,646	$492,093	$371,667	$344,363

Ratio of Earnings to Fixed Charges	1.40	1.40	1.19	1.33	1.28